mm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2014
Washington DC
404

SEC FILE NUMBER
8-44281

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kenmar Securities, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 King Street, Suite 100
(No. and Street)

Rye Brook	New York	10573
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lori M.S. Walker — (914) 307-7031
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name – *if individual, state last, first, middle name*)

201 International Circle, Suite 400	Hunt Valley,	Maryland	21030
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/18/14

OATH OR AFFIRMATION

I, Lori M.S. Walker, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Kenmar Securities, L.P., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Controller & Vice President
Title

State of: New York

County of: Westchester

The foregoing instrument was acknowledged before me this 20th day of February, 2014.

By: Timothy Reddington
[Notary Public Name Printed]

My Commission Expires: Oct. 28, 2017



[Notary Public Signature]

TIMOTHY REDDINGTON
Notary Public - State of New York
No. 01RE6292080
Qualified in Westchester County
My Comm. Expires Oct. 28, 2017

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Name of Company: Kenmar Securities, L.P. [0010]	Employer ID No: 13-3434713 [0020]	NFA ID No: 0327366 [0030]
Address of Principal Place of Business: 900 King Street, Suite 100, Rye Brook, NY 10573 [0050]	Person to Contact Concerning This Report: Lori Walker [0040] Telephone No: (914) 307-7031 [0060]	

1. Report for the period beginning January 1, 2013 [0070] and ending December 31, 2013 [0080]

2. Type of report: [0090] [X] Certified [ ] Regular quarterly/semiannual

   [ ] Special call by: ______________ [ ] Other -- Identify: ______________

3. Check whether [0095] [ ] Initial filing [ ] Amended filing

4. Name of IB's Designated Self-Regulatory Organization: National Futures Association [0100]

5. Name(s) of consolidated subsidiaries and affiliated companies:

Name		Percentage Ownership		Line of Business	
	0110		0120		0130
	0140		0150		0160
	0170		0180		0190
	0200		0210		0220
	0230		0240		0250

The introducing broker, or applicant for registration therefor, submitting this Form and its attachments and the person whose signature appears below represent that, to the best of their knowledge, all information contained therein is true, correct and complete. It is understood that all required items, statements and schedules are integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted. It is further understood that any intentional misstatements or omissions of facts constitute Federal Criminal Violations (see 18 U.S.C. 1001).

Signed this 21st day of February, 2014

Manual signature [signature]

Type or print name Lori Walker

[ ] Chief Executive Officer [ ] Sr. Vice President and Chief Financial Officer Corporate Title Controller

[ ] General Partner [ ] Sole Proprietor

AUTHORITY: Sections 4c, 4d, 4f, 4g, 5a, 8a, and 17 of the Commodity Exchange Act (7 U.S.C. §§ 6c, 6d, 6f, 6g, 7a, 12a, and 21)

KENMAR SECURITIES, L.P.

TABLE OF CONTENTS

FOR THE YEAR ENDED DECEMBER 31, 2013

ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Kenmar Securities, L.P.

Report on the Financial Statements

We have audited the accompanying financial statements of Kenmar Securities, L.P. (the Partnership), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in partners' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and pursuant to Regulation 1.10 under the Commodity Exchange Act, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kenmar Securities, L.P. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The computation of the minimum capital requirements is supplementary information also required by regulations of the Commodity Futures Trading Commission. The NFA supplemental schedule-IB on pages 12 and 13 is supplementary information required by the rules of the National Futures Association. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 10 through 13 is fairly stated in all material respects in relation to the financial statements as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 20, 2014

KENMAR SECURITIES, L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS		
Cash and cash equivalents	$	152,696
Receivables from affiliates		26,871
Prepaid expenses		789
Securities owned		11,940
Other assets		1,877
Total assets	$	194,173
LIABILITIES		
Commissions payable	$	13,003
Accrued expenses		30,599
Total liabilities		43,602
PARTNERS' CAPITAL		
General Partners		0
Limited Partners		150,571
Total partners' capital		150,571
Total liabilities and partners' capital	$	194,173

See accompanying notes.

KENMAR SECURITIES, L.P.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUE	
Sales commissions and introductory fees	$ 770,656
Change in unrealized gain on securities owned	4,443
Other income	1,311
Interest and dividend income	258
Total revenue	776,668
EXPENSES	
Commissions	38,532
Regulatory and license fees	17,839
Professional fees	51,907
Other expenses	5,920
Total expenses	114,198
NET INCOME	$ 662,470

See accompanying notes.

KENMAR SECURITIES, L.P.

STATEMENT OF CHANGES IN PARTNERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2013

	General Partners	Limited Partners	Total
Balances at December 31, 2012	$ 0	$ 188,101	$ 188,101
Net income for the year ended December 31, 2013	0	662,470	662,470
Cash distributions	0	(700,000)	(700,000)
Balances at December 31, 2013	$ 0	$ 150,571	$ 150,571

See accompanying notes.

KENMAR SECURITIES, L.P.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013

Cash flows from (for) operating activities:	
Net income	$ 662,470
Adjustments to reconcile net income to net cash from operating activities:	
Changes in assets and liabilities:	
Increase in receivables	(1,522)
Increase in accrued expenses	1,829
Increase in other assets	(1,426)
Decrease in prepaid expenses	22,414
Decrease in commissions payable	(12,282)
Change in unrealized gain on securities owned	(4,443)
Net cash from operating activities	667,040
Cash flows (for) financing activities	
Capital distributions	(700,000)
Net decrease in cash and cash equivalents	(32,960)
Cash and cash equivalents, beginning of year	185,656
Cash and cash equivalents, end of year	$ 152,696

See accompanying notes.

Note 1. GENERAL DESCRIPTION OF THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

A. General

Kenmar Securities, L.P. (the "Partnership") is a Delaware limited partnership. Kenmar Olympia Group, LP ("KOG-LP") and Kenmar Group, Inc. ("KGI") hold 99% and 1%, respectively, of both the general partner and limited partner interests in the Partnership. KGI holds a 50% interest in KOG-LP and in Kenmar Olympia Group, GP ("KOG-GP"), the sole General Partner of KOG-LP. As a result, KGI directly (1%) and indirectly through KOG-LP (49.5%), holds 50.5% of the limited partner interests in the Partnership. The remaining 49.5% of the limited partner interests of the Partnership is held indirectly by a group of eleven partners, none of which holds in excess of 12.5%, through their 50% ownership of KOG-LP and KOG-GP. The General Partner interests have no economic interest in the Partnership. The Partnership's two sole advisory board members, Kenneth A. Shewer ("Shewer") and Marc S. Goodman ("Goodman"), are the sole and equal stockholders of KGI.

The Partnership is a broker-dealer registered with the Securities and Exchange Commission, a member of the Financial Industry Regulatory Authority (FINRA), and an Independent Introducing Broker, registered with the Commodity Futures Trading Commission. The Partnership is in the business of offering and selling securities of commodity pools operated by affiliated companies and introducing and referring investors to affiliated and unaffiliated managers. The Partnership does not carry customer accounts, hold funds or securities for, or owe money to, customers.

B. Method of Reporting

The Partnership's financial statements are presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Financial Accounting Standards Board Accounting Standards Codification (the Codification) is the single source of U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences may be material to the financial statements.

C. Cash and Cash Equivalents

Cash and cash equivalents include all cash and money market account balances. The Partnership maintains its cash and cash equivalents with Wells Fargo. In the event of the financial institution's insolvency, the Partnership's recovery of cash and cash equivalent balances on deposit may be limited to account insurance or other protection afforded such deposits.

D. Revenue Recognition

Commission and fee revenue is recognized as income when earned in accordance with the terms of the applicable agreement.

E. Securities Owned

The Partnership holds shares of Nasdaq OMX Group, Inc. stock and values the stock at the last reported sales price on the valuation date. Any change in net unrealized gain or loss from the preceding period is reported in the statement of operations. Dividends are recorded on the ex-dividend date.

Note 1. GENERAL DESCRIPTION OF THE PARTNERSHIP AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

F. Income Taxes

The Partnership's taxable income "flows-through" to its limited partners on a pro-rata basis, who are subject to U.S. federal and state taxation status. Accordingly, the Partnership does not provide for income tax expense or income tax liability on its net income.

The Partnership applies the provisions of Codification Topic 740, *Income Taxes*, which prescribe the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. This accounting standard requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's financial statements to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions with respect to tax at the Partnership level not deemed to meet the "more-likely-than-not" threshold would be recorded as an expense in the current year. The Partnership has elected an accounting policy to classify interest and penalties, if any, as interest expense. The Partnership has concluded that there is no tax expense or interest expense related to uncertainties in income tax positions for the year ended December 31, 2013. The 2010 through 2013 tax years generally remain subject to examination by U.S. federal and most state tax authorities.

G. Allocation of Income and Loss

Income or loss is allocated pro rata to the limited partners.

Note 2. NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Partnership is also subject to the net capital provisions of regulation 1.17 under the Commodity Exchange Act, which requires that the Partnership maintain minimum net capital of $45,000. At December 31, 2013, the Partnership had adjusted net capital of $121,127, which was in excess of its required net capital by $76,127. The Partnership's ratio of aggregate indebtedness to net capital was 0.36 to 1.

Note 3. SALES COMMISSIONS AND INTRODUCTORY FEES

The Partnership acts as the Selling Agent for World Monitor Trust III (the "Trust"). The Managing Owner of the Trust is Kenmar Preferred Investments, L.P. ("Preferred"), an affiliate of the Partnership. The Partnership receives from the Trust a monthly sales commission equal to 1/12 of 1% (1% annually) of the Net Asset Value of the outstanding units as of the beginning of each month. Sales commissions earned by the Partnership were $765,539 for the year ended December 31, 2013, of which $0 remains receivable as of December 31, 2013.

On March 22, 2010, the Partnership entered into an Introduction Agreement with a manager where the Partnership agreed to seek to introduce or refer prospective clients to such manager in return for a percentage of any fees earned by such manager from business resulting from the introduction. For the year-ended December 31, 2013, introductory fees earned by the Partnership were $5,117 of which $0 remains receivable as of December 31, 2013.

Note 4. RELATED PARTY TRANSACTIONS

The Partnership has selling agreements with affiliated commodity pools pursuant to which the Partnership earns selling agent fees. The Partnership did not receive any selling agent fees pursuant to such agreements during the year ended December 31, 2013.

Effective July 1, 2006, the Partnership entered into a Services, Space Sharing and Expense Agreement ("Expense Agreement") with KGI. Under the terms of the Expense Agreement, KGI agrees to make available to the Partnership Support Services and Support Personnel (as defined in the agreement). KGI will pay the associated costs of the Support Personnel and any related Support Services costs including but not limited to salaries and employee benefits of the Support Personnel, rent and utilities related to the Partnership, travel and entertainment expenses and any other operating expense not directly related to the Partnership. The Partnership will pay all expenses related directly to its operations including but not limited to sales commissions to registered personnel, licensing, examination fees, continuing education costs, audit fees, legal fees and any expense to an outside vendor with which the Partnership has contracted directly.

Commissions paid to current and former officers and employees of the Partnership amounted to $38,532 for the year ended December 31, 2013.

The Partnership calculates, collects and remits fees from an affiliate to KGI to compensate a sales representative employed by KGI. The fees are calculated as a percentage of fees earned by such affiliate from business introduced by the sales representative. 100% of the fees collected pursuant to this arrangement are remitted to KGI and paid by KGI to the sales representative. The Partnership's liability is limited soley to the fees that it receives from the affiliate. No income or expense are recorded by the Partnership pursuant to this arrangement. During the year ended December 31, 2013, the Partnership received and paid $186,594 pursuant to this arrangement, and $4,624 remains receivable and payable at December 31, 2013.

State registration fees of the Partnership and of personnel who are selling the Trust represent expenses of the Trust. Such expenses have been paid by the Partnership and are reimbursed by the Trust. At December 31, 2013, the Partnership has $22,247 receivable from the Trust for 2014 registration fees paid on behalf of the Trust.

See Note 3. with regards to sales commissions received from related parties.

Note 5. FAIR VALUE

The Partnership accounts for its holdings of Nasdaq OMX Group, Inc. stock at fair value. Fair value, as defined in the *Fair Value Measurement* Topic of the Codification, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy, as set forth in the *Fair Value Measurement* Topic of the Codification, prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: quoted market prices in active markets for identical assets or liabilities (Level 1); inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2); and unobservable inputs for an asset or liability (Level 3). The Partnership categorizes the stock held as a Level 1 fair value measurement.

Note 6. INDEMNIFICATIONS

In the normal course of business, the Partnership enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Partnership's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Partnership that have not yet occurred. The Partnership expects the risk of any future obligation under these indemnifications to be remote.

Note 7. SUBSEQUENT EVENT

Effective January 22, 2014 a Purchase Agreement was entered into among Gems Management Limited ("GEMS"), KOG-LP, Shewer, Goodman and several other parties pursuant to which GEMS will purchase 100% of the equity interests of KOG-LP and thereby become an indirect owner of the Partnership. Under the proposed change, the Partnership will continue to be held primarily by the same corporate entity (KOG-LP); however, KOG-LP's ownership will change. The changes would be as follows: (1) prior to the consummation of the transaction, a restructuring would take place whereby Shewer and Goodman would contribute their holdings of KGI to KOG-LP, the result of which would make KGI a wholly-owned subsidiary of KOG-LP; (2) to effect the consummation of the transaction, Shewer and Goodman and additional passive investors would sell their interests in KOG-LP to GEMS; (3) GEMS would hold a 99% direct interest in the Partnership; (4) KGI would continue to hold a 1% direct interest in the Partnership as it did prior to the consummation of the transaction; and (5) GEMS would ultimately own on its own and through its wholly owned subsidiary a 100% interest in the Partnership. The proposed transaction has been submitted to FINRA for approval. In the interim, the Partnership is continuing to transact business as normal.

KENMAR SECURITIES, L.P.

SUPPLEMENTARY INFORMATION

KENMAR SECURITIES, L.P.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013

Total partners' capital	$	150,571
Deduct items not allowable for net capital Non-allowable assets		(24,913)
Haircuts on securities		(4,531)
Net capital	$	121,127
Minimum net capital required – 6 2/3% of aggregate indebtedness (Note 1, below)	$	2,907
Minimum regulatory dollar net capital requirement	$	45,000
Net capital shown above	$	121,127
Minimum net capital requirement		45,000
Excess net capital	$	76,127
Total aggregate indebtedness	$	43,602
Percentage of aggregate indebtedness to net capital		36.00 %

Statement Pursuant to Paragraph (d) of Rule 17a-5:

There are no material differences between the computation of net capital and required net capital stated above and Kenmar Securities, L.P.'s (the "Partnership") computation of net capital and required net capital from the December 31, 2013 Unaudited Financial and Operational Combined Uniform Single Report (FOCUS II A).

Note 1 – Computation of Aggregate Indebtedness

Total aggregate indebtedness at December 31, 2013 is as follows:

Total liabilities	$	43,602
Less indebtedness adequately collateralized by securities		0
Aggregate indebtedness	$	43,602

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2013

The Partnership does not file information in accordance with Rule 15c3-3 as it is a broker-dealer, which carries no margin accounts, promptly transmits all customer funds received in connection with its activities, and does not hold funds or securities for, or owe money to, customers. Therefore, the Partnership claims the k(2)(i) exemption in relation to Rule 15c3-3.

NFA

KENMAR SECURITIES, L.P.
E.I.N. 13-3434713
NFA ID #: 0327366

NFA SUPPLEMENTAL SCHEDULE-IB

This schedule provides additional information and calculations which are required by NFA but are not provided for on the Form 1-FR. All IBs (including securities broker/dealers) must complete Sections A & B. Sections C - F need only be completed if they apply.
Attach additional sheets if the information does not fit in the spaces provided.

A) Capital requirements and restrictions

See notes below		1 Minimum Capital Requirement		2 Equity Withdrawal Restriction		3 Suspended Repayment Restriction	
A Minimum dollar amount			$45,000		$54,000		$54,000
B Calculation based on branch offices Number of branch offices =	0	x $6,000 =	$0	x $7,200 =	$0	x $7,200 =	$0
C Calculation based on associated persons Number of associated persons =	6	x $3,000 =	$18,000	x $3,600 =	$21,600	x $3,600 =	$21,600
D Securities broker/dealers per SEC 15c3-1			$5,000		N/A		N/A
Enter the greatest of A - D			$45,000		$54,000		$54,000
				+ Subordinated debt maturing in next 6 mos.	0	+ Subordinated debt maturing in next 6 mos.	0
				+ Expected capital withdrawals in next 6 mos.			
				Total	$54,000	Total	$54,000

1 This is the minimum capital requirement. It should be entered on line 15 on the Net Capital Computation of the 1-FR or the appropriate line on the FOCUS Report.
2 No capital may be withdrawn from the IB and no unsecured loans may be made if it would cause Adjusted Net Capital to fall below this amount.
3 Subordinated debt may not be repaid if it would cause Adjusted Net Capital to fall below this amount.

B) Equity Capital Ratio

Equity capital must be at least 30% of the required total shown here.

		Ownership equity	$150,571
Ownership equity	$150,571	+ Total subordinated debt	0
+ Qualifying subordinated debt	+ 0	- Excess net capital	76,127
= Equity Capital	= $150,571	= Required total	$74,444

Equity Capital / Required Total 202.26%

(continued)

See accompanying notes to financial statements.

C) Current Receivables (Balance Sheet Line 7)

Receivables may only be classified as current to the extent that the market value of any collateral less applicable charge exceeds the amount of the receivable.

Receivable	Collateral				Non-current
Amount	Description	Market Value	Charge*	Net	Receivable
- NOT APPLICABLE -					

* - 5% if collateral is hedged but not registered as deliverable; 20% if unhedged.

D) Advances Paid on Cash Commodities (Net Capital Computation Line 5)

Any amounts paid prior to receiving a commodity which exceed 95% of the market value of the commodity must be shown as a charge against capital.

Advance	Collateral				Capital
Amount	Description	Market Value	Charge	Net	Charge
- NOT APPLICABLE -			95%		
			95%		
			95%		
			95%		

E) Inventory/Fixed Price Commitments/Forward Contracts (Net Capital Computation Line 5)

A charge must be taken against any inventory, fixed price commitments, or forward contracts as follows

0%-Inventory hedged and registered as deliverable

5%-Inventory hedged but not registered as deliverable

10%-Hedged fixed price commitments & forward contracts

20%-Unhedged inventory, fixed price commitments, and forward contracts

Description	Market Value	Charge %	Charge Amount
- NOT APPLICABLE -			

F) Proprietary Accounts (Net Capital Computation Line 9)

A charge must be taken for any trading done by an IB for its own account.

The charge is 150% of the exchange maintenance margin.

No deduction is allowed for equity in the account.

Account Number	Maintenance Margin	Charge %	Charge Amount
- NOT APPLICABLE -		150%	
		150%	
		150%	
		150%	
		150%	

Attach a listing of all open proprietary positions.

See accompanying notes to financial statements.

KENMAR SECURITIES, L.P.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

For the Year Ended December 31, 2013

ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Partners of
Kenmar Securities, L.P.

In planning and performing our audit of the financial statements of Kenmar Securities, L.P. (the Partnership) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the two preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the two preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the two preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2013, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the Financial Industry Regulatory Authority, Inc., the CFTC, the National Futures Association, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 20, 2014



Arthur Bell, Certified Public Accountants

Audit & Assurance · Tax · Performance Analysis
Investor Representative · Consulting Services

About the auditor:
Arthur Bell CPAs has focused on the alternative investment industry since 1974, so clients and investors can rely on our industry experience, client service and quality track record.

For more information, please visit our website at:
www.arthurbellcpas.com.

Kenmar Securities, L.P.

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

FOR THE YEAR ENDED DECEMBER 31, 2013



ARTHUR BELL

Certified Public Accountants

Kenmar Securities, L.P.

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

FOR THE YEAR ENDED DECEMBER 31, 2013



ARTHUR BELL
Certified Public Accountants

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response. . . .	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44281

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kenmar Securities, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 King Street, Suite 100
(No. and Street)

Rye Brook	New York	10573
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lori M.S. Walker (914) 307-7031
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name – *if individual, state last, first, middle name*)

201 International Circle, Suite 400	Hunt Valley,	Maryland	21030
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lori M.S. Walker, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Kenmar Securities, L.P., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Controller & Vice President

Title

State of: New York

County of: Westchester

The foregoing instrument was acknowledged before me this 20th day of February, 2014.

By: Timothy Reddington [Notary Public Name Printed]

My Commission Expires: Oct. 28, 2017

TIMOTHY REDDINGTON
Notary Public - State of New York
No. 01RE6292080
Qualified in Westchester County
My Comm. Expires Oct. 28, 2017



[Notary Public Signature]

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARTHUR BELL
Certified Public Accountants

201 Interational Circle Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON PROCEDURES RELATED
TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Partners of
Kenmar Securities, L.P.
900 King Street, Suite 100
Rye Brook, NY 10573

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Kenmar Securities, L.P. (the Partnership) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Partnership's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Partnership's management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Partnership's general ledger noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with entries in the Partnership's general ledger noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the entries in the Partnership's general ledger supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 20, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12-31-2013

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Kenmar Securities LP
900 King Street, Suite 100
Rye Brook, NY 10573

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Lori Walker (914) 307-7031

2. A. General Assessment (item 2e from page 2) — $ 1,912

   B. Less payment made with SIPC-6 filed (**exclude interest**) — (1,119)
   7-25-2013
   Date Paid

   C. Less prior overpayment applied — (-)

   D. Assessment balance due or (overpayment) — 793

   E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum — -

   F. Total assessment balance and interest due (or overpayment carried forward) — $ 793

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) — $ 793

   H. Overpayment carried forward — $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kenmar Securities LP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 19th day of February, 20 14.

Vice President & Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01-01-2013
and ending 12-31-2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$776,668
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	4,443
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	6,089
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	1,413
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
Enter the greater of line (i) or (ii)	-
Total deductions	11,945
2d. SIPC Net Operating Revenues	$764,723
2e. General Assessment @ .0025	$ 1,912
	(to page 1, line 2.A.)